Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC.

NOTICE OF CHANGE OF AUDITOR PURSUANT TO

SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

September 25, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Manitoba Securities Commission

Marcum LLP

BDO USA, P.C.

Dear Sirs/Mesdames:

Re:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

This Notice of Change of Auditor (the “Notice”) is hereby given by Kolibri Global Energy Inc. (the “Company”) pursuant to NI 51-102. The Company gives notice as follows:

1.	Marcum LLP (the “Former Auditor”) has resigned as auditor of the Company effective August 29, 2024.

2.	The Former Auditor resigned at the Company’s request.

3.	The Company has subsequently appointed BDO USA, P.C. (the “Successor Auditor”) as auditor of the Company, with such appointment being effective as of September 25, 2024 until the close of the next annual general meeting of the shareholders of the Company.

4.	The audit committee of the Company (the “Audit Committee”) has considered the resignation of the Former Auditor as the Company’s auditor and recommended the appointment of the Successor Auditor as the Company’s auditor.

5.	The resignation of the engagement of the Former Auditor and the appointment of the Successor Auditor have been approved by the board of directors (the “Board”) of the Company upon recommendation of the Audit Committee.

6.	The Former Auditor has not expressed any modified opinion in its audit reports for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

7.	To the knowledge of the Board, no “reportable event” as that term is defined in Section 4.11 of NI 51-102 has occurred in connection with the audits for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

DATED the 25th day of September, 2024.

KOLIBRI GLOBAL ENERGY INC.

Per:	/s/ Wolf Regener
Name:	Wolf Regener
Title:	CEO